UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bentley Systems, Incorporated
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

08265T 208
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08265T 208

1.	Name of Reporting Person: Barry J. Bentley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 69,823,163 (1)

		7.	Sole Dispositive Power: 12,669,757 (2)

		8.	Shared Dispositive Power: 11,263,492 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,823,163 (1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 64.0% (3)(4)

12.	Type of Reporting Person (See Instructions): IN

(1)	Shares owned include common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by the Reporting Persons into shares of Class B common stock.

(2)	Includes (i) 436,640 shares of Class B common stock distributable under the Issuer’s nonqualified deferred compensation plan within 60 days of December 31, 2022 and (ii) 92,654 shares of Class B common stock held in the Issuer’s 401(k) plan.

(3)	Shares owned include 338,265 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.

(4)	Based on 276,790,956 shares Class B common stock outstanding as of as of November 1, 2022, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,601,757 shares of Class A common stock outstanding as of December 31, 2022, including the 3,340,793 shares of Class A common stock beneficially owned by Barry J. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Barry J. Bentley individually beneficially owns 5.6% of the outstanding shares of Class B common stock

1.	Name of Reporting Person: Gregory S. Bentley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 69,823,163 (1)(2)(3)

		7.	Sole Dispositive Power: 7,138,274 (2)

		8.	Shared Dispositive Power: 11,263,492 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,823,163 (1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 64.0% (3)(4)

12.	Type of Reporting Person (See Instructions): IN

(1)	Shares owned include common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by the Reporting Persons into shares of Class B common stock.

(2)	Includes (i) 2,500,000 shares of Class B common stock pledged as security for a credit facility from PNC Bank, N.A. as of the date hereof, (ii) 1,362,729 shares of Class B common stock distributable under the Issuer’s nonqualified deferred compensation plan within 60 days of this report assuming Gregory S. Bentley’s termination of employment on such date and (iii) 92,654 shares of Class B common stock held in the Issuer’s 401(k) plan, and (iv) 137,512 shares of Class B common stock held by Gregory S. Bentley’s spouse.

(3)	Shares owned include 338,265 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.

(4)	Based on 276,790,956 shares of Class B common stock outstanding as of as of November 1, 2022, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,601,757 shares of Class A common stock outstanding as of December 31, 2022, including the 1,926,509 shares of Class A common stock beneficially owned by Gregory S. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Gregory S. Bentley individually beneficially owns 3.1% of the outstanding shares of Class B common stock.

1.	Name of Reporting Person: Keith A. Bentley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 69,823,163 (1)(2)(3)

		7.	Sole Dispositive Power: 16,285,153 (2)

		8.	Shared Dispositive Power: 11,263,492 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,823,163 (1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 64.0% (3)(4)

12.	Type of Reporting Person (See Instructions): IN

(1)	Shares owned include common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by the Reporting Persons into shares of Class B common stock.

(2)	Includes (i) 2,119,442 shares of Class B common stock distributable under the Issuer’s nonqualified deferred compensation plan within 60 days of this report assuming Keith A. Bentley’s termination of employment on such date and (ii) 92,654 shares of Class B common stock held in the Issuer’s 401(k) plan.

(3)	Shares owned include 338,265 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.

(4)	Based on 276,790,956 shares of Class B common stock outstanding as of as of November 1, 2022, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons, which are treated as converted into Class B common stock only for the purpose of computing the percentage ownership of Keith A. Bentley. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,601,757 shares of Class A common stock outstanding as of December 31, 2022, including the 3,340,793 shares of Class A common stock beneficially owned by Keith A. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Keith A. Bentley individually beneficially owns 6.8% of the outstanding shares of Class B common stock.

1.	Name of Reporting Person: Raymond B. Bentley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 69,823,163 (1)

		7.	Sole Dispositive Power: 16,162,949 (2)

		8.	Shared Dispositive Power: 11,263,492 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,823,163 (1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 64.0% (3)(4)

12.	Type of Reporting Person (See Instructions): IN

(1)	Shares owned include Class A common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by Raymond B. Bentley into shares of Class B common stock.

(2)	Includes 92,654 shares of Class B common stock held in the Issuer’s 401(k) plan.

(3)	Shares owned include 338,265 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.

(4)	Based on 276,790,956 shares of Class B common stock outstanding as of as of November 1, 2022, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,601,757 shares of Class A common stock outstanding as of December 31, 2022, including the 1,655,397 shares of Class A common stock beneficially owned by Raymond B. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Raymond B. Bentley individually beneficially owns 6.2% of the outstanding shares of Class B common stock.

1.	Name of Reporting Person: Richard P. Bentley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☒
	(b)		☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 69,823,163 (1)(2)

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 11,263,492 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 69,823,163 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 64.0% (2)(3)

12.	Type of Reporting Person (See Instructions): IN

(1)	Shares owned include common stock held by the other Reporting Persons. Each share of Class A common stock is convertible at the option of the holder into one share of Class B common stock. Assumes conversion of all shares of Class A common stock beneficially owned by the Reporting Persons into shares of Class B common stock.

(2)	Shares owned include 338,265 shares of Class A common stock pursuant to a voting agreement over which the Reporting Persons hold shared voting power but no dispositive power pursuant to the terms thereof.

(3)	Based on 276,790,956 shares of Class B common stock outstanding as of as of November 1, 2022, plus the shares of Class B common stock that may be acquired by the Reporting Persons within 60 days, and the number of shares of Class A common stock beneficially owned by the Reporting Persons. Each share of Class B common stock is entitled to one vote, and each share of Class A common stock is entitled to 29 votes. There were 11,601,757 shares of Class A common stock outstanding as of December 31, 2022, including the 1,000,000 shares of Class A common stock beneficially owned by Richard P. Bentley. The percentage reported reflects the 29 for one voting power of the Class A common stock. Without giving effect to the 29 to 1 vote power of the Class A common stock and assuming the conversion of the Class A common stock to Class B common stock, Richard P. Bentley individually beneficially owns 0.3% of the outstanding shares of Class B common stock.

Item 1.

	(a)	Name of Issuer: Bentley Systems, Incorporated
	(b)	Address of Issuer’s Principal Executive Offices: 685 Stockton Drive Exton, PA 19341
Item 2.

	(a)	Name of Person Filing: This statement is being filed by Barry J. Bentley, Gregory S. Bentley, Keith A. Bentley, Raymond B. Bentley, and Richard P. Bentley.
(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:

Richard P. Bentley is located at c/o VideoRay LLC, 212 East High Street, Pottstown, Pennsylvania, 19464;

Barry J. Bentley, Gregory S. Bentley, Keith A. Bentley, and Raymond B. Bentley are located at c/o Bentley

Systems, Incorporated, 685 Stockton Drive, Exton, Pennsylvania, 19341.

	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Class B Common Stock
	(e)	CUSIP Number: 08265T 208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C 78c).

	(b)	☐	Bank as defined in section 3(a) (6) of the Act (15 U.S.C 78c).

	(c)	☐	Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	Investment adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with SS 240. 13d-1(b) (ii) (F);

	(g)	☐	Parent holding company or control person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

	(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 276,790,956 shares of Class B common stock outstanding as of as of November 1, 2022, as disclosed in the Quarterly Report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on November 8, 2022.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023	/s/ Richard P. Bentley
Richard P. Bentley

Date: February 14, 2023	/s/ Keith A. Bentley
Keith A. Bentley

Date: February 14, 2023	/s/ Barry J. Bentley
Barry J. Bentley

Date: February 14, 2023	/s/ Gregory S. Bentley
Gregory S. Bentley

Date: February 14, 2023	/s/ Raymond B. Bentley
Raymond B. Bentley

EXHIBIT INDEX

Exhibit Number	Exhibit
99.1	Item 8 Information
99.2	Joint Filing Agreement dated February 14, 2023 between Richard P. Bentley, Keith A. Bentley, Barry J. Bentley, Gregory S. Bentley and Raymond S. Bentley